Mail Stop 6010

November 9, 2006

<u>Via Facsimile and U.S. Mail</u>

Mr. Ron Lipstein
Chief Executive Officer
Ortec International, Inc.
3960 Broadway
New York, NY   10032

> **Re:**   **Ortec International, Inc.**
> **Form 10-KSB for the year ended December 31, 2005**
> **Filed April 17, 2006**
> **File No. 0-27368**

Dear Mr. Lipstein:

We have reviewed your filing and have the following comments. We have limited our review to only your financial statements and related disclosures and will make no further review of your documents. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-KSB for the year ended December 31, 2005

Management's Plan of Operation, page 22

Critical Accounting Policies

1.   As outlined in SEC Release 34-48960, this discussion is intended to supplement the
       policies disclosed in the notes and provide greater insight into the quality and variability
       of estimates used in presenting your results. In future filings, please include this section
       to provide a separate discussion of each of your critical accounting estimates. For each
       critical accounting estimate, address the following:

       • Describe the methodology underlying each critical accounting estimate.
       • Identify where and how each critical accounting estimate affects the company's
          reported financial results, financial condition and changes in financial condition, and
          when material, identify the affected line items.
       • Discuss, if applicable, why you could have chosen in the current period estimates that
          would have had a materially different impact on your financial presentation.
       • Discuss, if applicable, why the accounting estimate may change in future periods and
          describe the impact on your financial statements.

Consolidated Statements of Shareholders' Equity (Deficit), page F-6

2.   Please revise future filings to provide all of the information required by paragraph 11(d)
       of SFAS 7 for each share issuance.

Consolidated Statements of Cash Flows, page F-8

3.   Please reconcile the amount shown as "Promissory notes repaid with common stock"
       ($13,112,626) in the supplemental disclosure of non-cash financing and investing
       activities with the amount disclosed in "January 2005 private placement" on page F-24
       ($12,361,456).

Note 2 – Summary of Significant Accounting Policies, page F-12

4.   We note from your statements of stockholders' equity and from Note 10 that you have
       issued options and warrants to non-employees. Tell us and revise this footnote in future
       filings to disclose your accounting policy for stock issued to non-employees. Refer to
       SFAS 123 and EITF 96-18.

Note 10 – Equity Transactions, page F-19

January 2005 Private Placement, page F-24

5. We note your disclosures regarding your January 5, 2005 transactions. We note that you issued 2,806.37 shares of Series D preferred stock (convertible into 11,225,466 shares of common stock) and five-year Series E warrants to purchase 21,889,989 shares of your common stock at an exercise price of $1.80 per share. We further note that the Series E warrant holders were entitled to penalties in the event that you failed to register the shares issuable upon exercise of the warrants within a timely period. Please respond to the following:

    •   Provide us with your detailed analysis of the accounting for this transaction. We note that this agreement appears to contain various embedded derivatives that you might be required to bifurcate from the host contract based on the guidance of SFAS 133 and EITF 00-19.
    •   Tell us how you considered the guidance provided in EITF 05-4 *The Effect of a Liquidated Damages Clause on a Freestanding Financial Instrument Subject to Issue No. 00-19* in concluding how to account for these instruments. While we note that the EITF has not reached a consensus on this issue and has deferred deliberation until the FASB addresses certain questions which could impact a conclusion on this issue, please tell us how you considered the guidance in EITF 05-4 and the different views on this issue as outlined in Issue Summary No. 1 to EITF 05-4 in analyzing the registration rights agreement and the debt agreement.
    •   Describe to us the features of each potential embedded derivative you have identified and discuss your conclusions as to whether it should be bifurcated, citing the specific guidance on which you relied.
    •   Please provide us with your detailed analysis of paragraphs 12-32 of EITF 00-19 used in determining whether the embedded conversion feature is required to be bifurcated and accounted for at fair value.
    •   Tell us how you applied the guidance in SFAS 133 and EITF Issue 00-19 in evaluating whether the warrants to purchase 21,889,989 shares of your common stock are a freestanding derivative that should be classified as a liability on your balance sheet and accounted for at fair value under SFAS 133.
    •   Revise the financial statements to describe clearly how you have accounted for the Series D convertible preferred stock and warrants, including any related discounts and any embedded derivatives requiring bifurcation pursuant to SFAS 133.
    •   Revise the Critical Accounting Policies and Estimates section of MD&A to disclose the methodology and significant estimates used to value any of these instruments you carry at fair value.

6. We note that you recorded a loss on settlement of $10,328,199 in connection with this transaction representing the beneficial conversion feature and discount on the notes from the issuance of the warrants and the final conversion terms. Please respond to the following:

    •   Show us and revise future filings to clearly disclose how this loss was calculated.

- Clarify your use of the term 'beneficial conversion feature.' Discuss whether the Series C preferred stock contained a beneficial conversion feature at its original issuance date and how you accounted for any such feature at that time. Refer to EITF 98-5.

2005 Convertible Promissory Note Financing, page F-25

7.   We note that you issued 8% convertible promissory notes beginning in May 2005. We note that as a result of your October 12, 2005 equity financing, all of the outstanding 8% convertible promissory notes were converted into 6,346,925 shares of your common stock, 2,714.624 shares of your Series D Convertible Preferred Stock and warrants to purchase an additional 9,299,910 shares of your common stock at $.50 per share. Please respond to the following:

- Provide us with your detailed analysis of the accounting for the October 12, 2005 transaction. We note that the Series D Convertible Preferred Stock and the Series F warrants appear to contain various embedded derivatives that you might be required to bifurcate from the host contract based on the guidance of SFAS 133 and EITF 00-19.
- Tell us how you considered the guidance provided in EITF 05-4 *The Effect of a Liquidated Damages Clause on a Freestanding Financial Instrument Subject to Issue No. 00-19* in concluding how to account for these instruments. While we note that the EITF has not reached a consensus on this issue and has deferred deliberation until the FASB addresses certain questions which could impact a conclusion on this issue, please tell us how you considered the guidance in EITF 05-4 and the different views on this issue as outlined in Issue Summary No. 1 to EITF 05-4 in analyzing the registration rights agreement and the debt agreement.
- Describe to us the features of each potential embedded derivative you have identified and discuss your conclusions as to whether it should be bifurcated, citing the specific guidance on which you relied.
- Please provide us with your detailed analysis of paragraphs 12-32 of EITF 00-19 used in determining whether the embedded conversion feature is required to be bifurcated and accounted for at fair value.
- Tell us how you applied the guidance in SFAS 133 and EITF Issue 00-19 in evaluating whether the warrants to purchase 9,299,910 shares of your common stock are a freestanding derivative that should be classified as a liability on your balance sheet and accounted for at fair value under SFAS 133.
- Revise the financial statements to describe clearly how you have accounted for the Series D convertible preferred stock and warrants, including any related discounts and any embedded derivatives requiring bifurcation pursuant to SFAS 133.
- Revise the Critical Accounting Policies and Estimates section of MD&A to disclose the methodology and significant estimates used to value any of these instruments you carry at fair value.

8.   We note that you recorded a loss on settlement of $2,753,254 in connection with this transaction representing the beneficial conversion feature and discount on the notes from issuance of the warrants and the final conversion terms. Please address the following:

- Show us and revise future filings to clearly disclose how this loss was calculated.
- Clarify your use of the term 'beneficial conversion feature.' Tell us how your accounting for the original 8% convertible promissory notes complies with the guidance in EITF 98-5.

Cambrex Suite Deal, page F-26

9.   We note that you entered into an agreement with Cambrex whereby you will pay your production suite charges for the six month period ended October 31, 2005 through the issuance of 1,030,000 shares of your common stock and warrants to purchase 1,545,000 shares of your common stock at $1.80 per share. Please respond to the following:

- We note that under your original agreement with Cambrex, you were required to pay $128,750 per month, or $772,500 for six months, for production suite charges. In connection with this agreement, for the six month period ended October 31, 2005, you recorded a total charge of $235,500 for production suite charges. You state that the $235,500 represents the fair value of the common stock and warrants to be issued. Please tell us and revise future filings to clearly disclose how you considered paragraph 8 of SFAS 123 in concluding that the production suite charges for this six month period should be recorded based on the fair value of the equity issued. Please specifically address why you believe the fair value of the common stock and warrants is more reliably measurable.
- Notwithstanding the above, tell us and revise future filings to disclose how you determined the fair value of the common stock and warrants to be issued. In this regard, we note that the trading price of your common stock on the date of the agreement was approximately $.30 per share.
- Revise future filings to disclose the specific assumptions used in the Black-Scholes calculation of the value of the warrants to be issued.

October 2005 Private Placement, page F-26

10.   We note that in connection with the October 2005 private placement, you issued Series F common stock purchase warrants to purchase an aggregate of 7,295,382 shares of your common stock. Please provide us with your analysis of the accounting for this transaction, including the classification of the Series F warrants on your balance sheet. Please specifically address the following:

- Tell us how you considered the guidance provided in EITF 05-4 *The Effect of a Liquidated Damages Clause on a Freestanding Financial Instrument Subject to Issue No. 00-19* in concluding how to account for these instruments. While we note that the

> EITF has not reached a consensus on this issue and has deferred deliberation until the FASB addresses certain questions which could impact a conclusion on this issue, please tell us how you considered the guidance in EITF 05-4 and the different views on this issue as outlined in Issue Summary No. 1 to EITF 05-4 in analyzing the registration rights agreement and the debt agreement.
>
> - Tell us how you applied the guidance in SFAS 133 and EITF Issue 00-19 in evaluating whether the warrants to purchase 9,299,910 shares of your common stock are a freestanding derivative that should be classified as a liability on your balance sheet and accounted for at fair value under SFAS 133. Include a detailed analysis of paragraphs 12-32 of EITF 00-19.
> - Revise the Critical Accounting Policies and Estimates section of MD&A to disclose the methodology and significant estimates used to value any of these instruments you carry at fair value.

Note 11 – Series A, B, C, & D Preferred Stock, 12% Convertible Debentures, page F-30

Series D Convertible Preferred Stock, page F-30

11.   Please reconcile your disclosure here that your Board of Directors has designated 2,000 shares of preferred stock as Series D convertible preferred stock with your disclosure on page F-4 which indicates you have 10,000 shares of Series D convertible preferred stock authorized.

Exhibits 31.1 and 31.2

12.   We note that you have replaced the word "report" in paragraphs 2 and 3 with the term "annual report." In addition, we note paragraph 2 in your certifications filed as Exhibits 31.1 and 31.2 to your Form 10-QSB/A for the period ended June 30, 2006 refers to the "annual report," and paragraph 3 in these certifications refers to your "quarterly report." In future filings, please revise paragraphs 2 and 3 to remove the words "annual" or "quarterly" as appropriate. In this regard, please note the reference in paragraph 1 of the certifications should continue to reference the "annual" or "quarterly" report.

Form 10-QSB/A for the period ended June 30, 2006

Note 2 - Restatement of Financial Statements, page 12

13.   We note that you restated your June 30, 2006 financial statements to correct a clerical error that led to the misstatement of the warranty liability included in current liabilities and the change in fair value of warrants amount included in the statement of operations caused by the preferred stock transaction completed on April 17, 2006. Please file an Item 4.02 Form 8-K disclosing when you concluded that your prior financial statements and all financial press releases and similar communications issued by the Company with respect to such statement of operation and balance sheet for the three months ended June 30, 2006 should no longer be relied upon.

Note 8 – Financing Transactions, page 17

Cambrex Suite Deal II, page 17

14.   We note that the common shares issued in lieu of cash payment for production suite
        charges were valued at $1,119,834 and classified on the balance sheet as temporary
        equity. Please address the following:

        •   Tell us and revise future filings to clearly disclose how you considered paragraph 8 of
            SFAS 123 in concluding that the production suite charges for this six month period
            should be recorded based on the fair value of the equity issued. Please specifically
            address why you believe the fair value of the common stock and warrants is more
            reliably measurable.
        •   Explain to us how you concluded that the shares of common stock issued should be
            classified as temporary equity. As appropriate, please also refer us to the specific
            accounting literature on which you based your conclusion. In addition, tell us how
            you considered the guidance in EITF 05-4 and the different views on this issue as
            outlined in Issue Summary No. 1 to EITF 05-4 in analyzing the registration rights
            agreement.
        •   Revise future filings to disclose all material terms of the common stock issued to
            Cambrex, including the terms of any registration rights agreements.

Note 9 – Purchased In-Process Research and Development Costs, page 20

15.   We note that you expensed in-process research and development (IPR&D) of $10.3
        million as a result of your acquisition of Hapto Biotech in the quarter ended June 30,
        2006. In future filings, beginning with your next Form 10-QSB, please revise the notes
        to the financial statements to provide the following:

        •   Disclose the appraisal method used to value IPR&D costs acquired;
        •   Discuss all significant assumptions made and estimates used in determining the
            assigned values to each significant IPR&D project such as the risk adjusted discount
            rate applied to the project's cash flows and period in which material net cash inflows
            from significant projects are expected to commence;
        •   Describe each significant IPR&D project acquired;
        •   Present in tabular format the fair value assigned to each project acquired and
            projected costs to complete by project;
        •   For each project, disclose in MD&A the status of the development, stage of
            completion at acquisition date, the nature and timing of the remaining efforts for
            completion, anticipated completion date, the date you will begin benefiting from the
            projects, the risks and uncertainties associated with completing development within a
            reasonable period of time and the risks involved if the IPR&D projects are not
            completed on a timely basis; and

- In subsequent filings, revise MD&A to provide a detailed discussion of the status of your efforts for completion of the R&D projects and the impact from any delays. Also, provide an explanation of material variations between projected results and actual results and how failure to achieve projected results impacted (or will impact) expected return on investment, future results and financial condition.

Financial Information not in Conformity with Generally Accepted Accounting Principles, page 27

16.   We note that you present a non-GAAP financial measure of EBITDA that excludes various recurring items. However, we note based on a review of the excluded items that the measure you present is not true EBITDA, rather, it is an adjusted EBITDA. As such, revise future filings to more accurately label the non-GAAP measure. Refer to Question 14 of the SEC Frequently Asked Questions Regarding the Use of Non-GAAP Financial Measures dated June 13, 2003.

17.   In this regard, you state that you present this adjusted EBITDA measure to "allow for additional clarification of [your] performance" and to "allow the readers of [your] financial statements an additional tool to evaluate [your] comparative performance. We note that you have removed various charges that have occurred in each of the two most recent fiscal periods, including amortization of deferred compensation, non-cash imputed interest, non-cash production suite charges, non-cash interest, and depreciation and amortization. In addition, we note that you have excluded various charges that are reasonably likely to occur in future periods, including loss on promissory note settlement, preferred stock deemed dividends and change in fair value of warrants. Please address the following:

- Please tell us why you believe it is appropriate to present this non-GAAP financial which appears to be eliminating items that you consider to be 'non-recurring' in nature. Refer to Item 10(h)(ii)(b) of Regulation S-B and Question 9 of the SEC Frequently Asked Questions Regarding the Use of Non-GAAP Financial Measures dated June 13, 2003.
- If you consider these items to be recurring items, please revise future filings to provide disclosures that clearly demonstrate the usefulness of the measure that excludes recurring items. Specifically, you should disclose the manner in which management uses the non-GAAP measure to conduct or evaluate its business, the economic substance behind management's decision to use such a measure, the material limitations associated with use of the non-GAAP financial measure as compared to the use of the most directly comparable GAAP financial measure, the manner in which management compensates for these limitations when using the non-GAAP financial measure and the substantive reasons why management believes the non-GAAP financial measure provides useful information to investors. Refer to Question 8 of the SEC Frequently Asked Questions Regarding the Use of Non-GAAP Financial Measures dated June 13, 2003.

18.   You state that you present the adjusted EBITDA measure "given the magnitude of the non-cash expenses." Please tell us and revise the filing to clearly indicate whether you consider your adjusted EBITDA measure to be an operating performance measure or a liquidity measure. If you consider your adjusted EBITDA measure to be a liquidity measure, please revise to reconcile to the most directly comparable GAAP financial measure.

* * * *

As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter with your response that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities and Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- The company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact David Burton, Staff Accountant, at (202) 551-3626 or me at (202) 551-3643 if you have questions regarding these comments. In this regard, do not hesitate to contact Martin James, Senior Assistant Chief Accountant, at (202) 551-3671.

Sincerely,

Kevin L. Vaughn
Branch Chief